EXHIBIT 99.1

PRESS RELEASE

MAGAL ANNOUNCES APPOINTMENT OF DROR SHARON AS CEO

YEHUD, Israel – Apr. 12th, 2018 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that Mr. Dror Sharon has been appointed as CEO replacing Mr. Saar Koursh, who has led Magal since 2015. Mr. Sharon is expected to start his role as Magal's CEO on June 24th, 2018. Mr. Koursh will continue in his position until April 30th. Mr. Yaniv Shachar, E.V.P. and General Manager of Magal Israel, will serve as acting CEO in the interim period.

Mr. Sharon joins Magal following a successful career as President and CEO at Controp Precision Technology Ltd., a company specializing in developing, manufacturing and selling Electro Optical and Precision Motion Control Systems for the global defense and homeland security (HLS) markets. During Mr. Sharon's tenure and under his leadership, Controp’s revenue grew significantly while maintaining high profit margins. Prior to that, Mr. Sharon served in various positions at Opgal Optronics Ltd., the last four years as its President and CEO. Mr. Sharon holds an MBA degree from Derby University, United Kingdom and a B.Sc. degree in Mechanical Engineering (Dean’s award of excellence) from the Technion -Israel Institute of Technology, Haifa, Israel.

Magal’s Chairman of the Board, Mr. Gillon Beck, commented: "We look forward to having Dror join us and lead Magal to the next stage. With over twenty years of management leadership, ten of which in the position of CEO, backed by broad technological experience, proven leadership and business success particularly in the homeland security and defence field, Dror brings Magal the necessary qualities and experience for the years ahead. We have great expectations in his ability to grow the business and improve the overall performance of Magal.”

Mr. Beck added: “I would like to also thank Saar for his key contributions to Magal during his tenure as CEO, leading the company through a challenging period to the recent highest backlog seen in recent years. I wish Saar well and much success in his future endeavours.”

Saar Koursh commented: “I am proud to have led Magal, a company with very strong inherent potential, during the past three years. Over this time, together with my management team, we have begun to successfully diversify the business through organic improvement, while completing some important acquisitions which will support Magal’s long-term growth and diversification. I leave Magal in a good position and ready for the next step, and I look forward to transferring the responsibility for this excellent company to my successor. I wish Dror much success in his new role.”

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

 Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and Current Reports on Form 6-K.

For more information:
Magal Security Systems Ltd.
Diane Hill, Assistant to CEO
Tel: +972-3-539-1421
E-mail: dianeh@magal-s3.comWeb: http://www.magalsecurity.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
E-mail: magal@gkir.com